UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On May 31, 2011, Satélites Mexicanos, S.A. de C.V. (the “Company”) issued a press release announcing that it had officially concluded its reorganization efforts and emerged from its U.S. bankruptcy case. As previously announced, the Company, together with its subsidiaries, Alterna’ TV Corporation and Alterna’ TV International Corporation, filed a prepackaged plan of reorganization (the “Plan”) under Chapter 11 of the U.S. Bankruptcy Code on April 6, 2011. The Plan was confirmed by the U.S. Bankruptcy Court in the District of Delaware on May 11, 2011 and became effective on May 26, 2011.
In accordance with the terms of the Plan, the Company’s former First Priority Senior Secured Notes due 2011 were repaid in full from the net proceeds of $325 million in principal amount of new 9.5% senior secured notes due 2017 (the “Notes”), which were issued at par on May 5, 2011 by Satmex Escrow, S.A. de C.V., a bankruptcy-remote wholly owned subsidiary of the Company. As set forth in the Plan, Satmex Escrow merged with and into the Company in connection with the emergence of the Company and its subsidiaries from Chapter 11. The Notes are the Company’s only secured indebtedness.
The remaining net proceeds from the offering of the Notes and the proceeds of a completed $96.25 million rights offering of equity securities to holders of the Company’s Second Priority Senior Secured Notes due 2013 were used to purchase 100% of the former equity in the Company and will be used to fund the completion of the Company’s Satmex 8 satellite scheduled to be launched in 2012 to replace its Satmex 5 satellite and to position the Company to pursue future growth opportunities.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated May 31, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2011

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated May 31, 2011